FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2004	CERAGON NETWORKS LTD. BY: /s/ Shraga Katz —————————————— Shraga Katz President

Exhibit Description
Press Release: Ceragon Networks Reports Second Quarter 2004 Financial Results

Ceragon Networks® Announces Second Quarter Financial Results

Company Reports Record Revenues and First Quarter of Operating Profits

TEL AVIV, Israel, July 22, 2004 – Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the second quarter, which ended June 30, 2004. The second quarter of 2004 was Ceragon’s eleventh consecutive quarter of revenue growth and first quarter of operating income.

Revenues for the quarter were $13.0 million, a record for Ceragon and up from $8.1 million for the second quarter of 2003 and from $11.4 million for the first quarter of 2004. This represents an increase of 60.5% as compared to the second quarter of 2003, and an increase of 14.1% as compared to the first quarter of 2004. Gross profit for the second quarter of 2004 increased to $5.4 million, or 41.6 % of revenues.

The net income computed in accordance with U.S. GAAP for the second quarter of 2004 improved to $290 thousand, or $0.01 basic and diluted net earnings per ordinary share. This compares to net income for the first quarter of 2004 of $39 thousand, or $0.00 basic and diluted net earnings per ordinary share, and to net loss for the second quarter of 2003 of $(1.2) million, or $(0.05) basic and diluted net loss per ordinary share. The company ended the second quarter of 2004 with $38.6 million in cash and liquid investments.

“Q2 was the first quarter of operating profit for Ceragon, in addition to impressive top line growth and excellent performance in bookings and growing market share,” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “Looking ahead, our visibility is clear and together with the latest additions to our Fibeair family of products we are confident going forward.”

A conference call discussing Ceragon’s results for the second quarter of 2004 will take place today, July 22, 2004, at 11:00 a.m. (EDT). Details can be found on Ceragon’s website at http://www.ceragon.com/site/Investor_events.asp . The live call and its replay will be accessible on Ceragon’s website. The replay will be available through July 29, 2004.

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About Ceragon Networks Ltd.
Ceragon Networks Ltd. (Nasdaq: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 50 countries. More information is available at www.ceragon.com .

Ceragon Networks,® CeraView,® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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CERAGON NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2004	2003	2004	2003	2003

Revenues	$24,404	$15,140	$13,007	$8,103	$34,421
Cost of revenues	14,132	9,342	7,600	4,908	20,646

Gross profit	10,272	5,798	5,407	3,195	13,775

Operating expenses:
Research and development	4,576	4,397	2,390	2,225	8,946
Less - grants and participations	1,013	941	520	491	1,976

Research and development, net	3,563	3,456	1,870	1,734	6,970
Sales and marketing	5,583	4,634	2,848	2,270	9,437
General and administrative	1,079	1,042	555	532	2,167
Amortization of deferred stock
compensation (a)	245	802	87	351	1,354
Non-recurring income, net	-	(315)	-	(233)	(704)

Total operating expenses	10,470	9,619	5,360	4,654	19,224

Operating income (loss)	(198)	(3,821)	47	(1,459)	(5,449)
Financial income, net	435	499	182	235	1,159
Other financial expenses -
Non-cash charge relating to a
puttable warrant	-	-	-	-	(3,432)
Other income	92	-	61	-	-

Net income (loss)	$329	$(3,322)	$290	$(1,224)	$(7,722)

Basic and diluted net earnings
(loss) per share	$0.01	$(0.15)	$0.01	$(0.05)	$(0.33)

Weighted average number of shares
used in computing basic net earnings
(loss) per share	24,790,561	22,694,910	24,851,571	22,780,642	23,063,160

Weighted average number of shares
used in computing diluted net
earnings (loss) per share	28,291,805	22,694,910	28,177,109	22,780,642	23,063,160

(a) Amortization of deferred stock
compensation relates to the following:

Cost of revenues	$22	$62	$7	$25	$109
Research and development costs, net	58	232	14	96	400
Selling and marketing expenses, net	134	316	59	145	530
General and administrative expenses	31	192	7	85	315

Total amortization of deferred
stock compensation	$245	$802	$87	$351	$1,354

CERAGON NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2004	December 31, 2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,026	$7,307
Short-term bank deposits	4,171	10,556
Marketable securities	8,423	4,861
Trade receivables, net	9,377	5,056
Other accounts receivable and prepaid expenses	3,650	2,892
Inventories	13,981	11,103

Total current assets	48,628	41,775

LONG-TERM INVESTMENTS:
Long-term bank deposits	6,575	1,473
Long-term marketable securities	10,453	14,849
Long-term receivables	300	-
Severance pay funds	1,824	1,664

Total long-term investments	19,152	17,986

PROPERTY AND EQUIPMENT, NET	2,646	2,667

Total assets	$70,426	$62,428

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,060	$5,662
Other accounts payable and accrued expenses	7,682	5,632

Total current liabilities	17,742	11,294

ACCRUED SEVERANCE PAY	2,831	2,451

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized:
40,000,000 shares
as of December 31, 2003 and June 30, 2004; issued and
outstanding:
24,675,313 and 24,919,350 as of December 31, 2003 and June
30, 2004,respectively	61	61
Additional paid-in capital	175,437	175,043
Deferred stock compensation	(142)	(395)
Accumulated other comprehensive income	194	-
Accumulated deficit	(125,697)	(126,026)

Total shareholders' equity	49,853	48,683

Total liabilities and shareholders' equity	$70,426	$62,428

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com